UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information contained in this report

On September 9, 2025, the board of directors of Jayud Global Logistics Limited (the “Company”), approved a share combination (the “Share Combination”) of the Company’s ordinary shares at a ratio of 50-to-1 so that every 50 shares (or part thereof) are combined into one (1) share (with the fractional shares rounding up to the next whole share). As a result of the Share Combination, the authorized share capital of the Company will change from US$50,000 divided into 500,000,000 shares of US$0.0001 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.0001 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.0001 each, to US$2,500,000 divided into 500,000,000 shares of par value US$0.005 each, comprising (i) 480,000,000 Class A ordinary shares of par value US$0.005 each and (ii) 20,000,000 Class B ordinary shares of par value US$0.005 each. The Company’s Class A ordinary shares will begin trading on the Nasdaq Stock Market on a post Share Combination basis once Nasdaq confirms the effective date and the new CUSIP number is made eligible. The Company will announce a press release when the Share Combination becomes effective.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2025

Jayud Global Logistics Limited

	By:	/s/ Xiaogang Geng
	Name:	Xiaogang Geng
	Title:	Chief Executive Officer

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